FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file number 000-29630

1997 Restated Shire 401(k) Savings Plan and Trust

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire Pharmaceuticals Group plc Hampshire International Business Park Chineham, Basingstoke Hampshire, RG24 8EP United Kingdom

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

1997 Restated Shire
401(k) Savings
Plan and Trust

Financial Statements as of and for the
Years Ended December 31, 2004 and 2003,
Supplemental Schedule as of December 31,
2004 and Report of Independent Registered
Public Accounting Firm

1997 RESTATED SHIRE 401(k) SAVINGS PLAN AND TRUST

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits
as of December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Plan
Benefits for the Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets Held (At End of Year)
as of December 31, 2004	9

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
1997 Restated Shire 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the 1997 Restated Shire 401(k) Savings Plan and Trust (“the Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the accompanying table of contents as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
June 28, 2005

1997 RESTATED SHIRE 401(K) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Cash	$172,834	$115,769
Investments (at fair value):
Collective investment fund	2,692,223	2,467,034
Mutual funds	29,057,190	19,169,755
Company stock	4,197,303	3,178,593
Participant loans	497,218	205,652

Total investments	36,616,768	25,136,803

Receivables:
Employer contributions	765,626	406,825
Participant contributions	277,865	237,398
Income receivable	267	16,706

Total receivables	1,043,758	660,929

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$37,660,526	$25,797,732

See notes to financial statements.

1997 RESTATED SHIRE 401(K) SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$3,503,844	$5,416,588
Interest and dividends	27,770	16,038

	3,531,614	5,432,626

Contributions:
Participant	4,711,742	3,552,948
Participant (rollovers into Plan)	999,725	624,794
Employer	4,935,660	3,301,014

	10,647,127	7,478,756

Total additions	14,178,741	12,911,382

DEDUCTIONS:
Benefits paid to participants	2,307,018	1,217,478
Administrative expenses	8,929	4,125

Total deductions	2,315,947	1,221,603

Net increase	11,862,794	11,689,779

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	25,797,732	14,107,953

End of year	$37,660,526	$25,797,732

See notes to financial statements.

1997 RESTATED SHIRE 401(K) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003

1.

PLAN DESCRIPTION

On January 1, 2004, the Company changed the name of the 1997 Restated Shire US Inc. 401(k) Savings Plan and Trust to the 1997 Restated Shire 401(k) Savings Plan (hereafter the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering almost all part-time and full-time employees of Shire US Inc., Shire Corporation, Shire Executive Services Inc., and Shire US Manufacturing Inc. (collectively, “the Company”). All eligible employees may begin participation in the Plan after attaining age 18.

On February 1, 2003 the Plan changed its recordkeeper, trustee and custodian from US Bank to Fidelity Management Trust Company. The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. Additionally, new investment options became available to participants in conjunction with the change to the Fidelity platform.

The Plan is administered by management of the Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions—Each year, participants may defer up to the lesser of 90% of eligible pretax compensation or $13,000 in a calendar year (in 2004), as defined by the Plan. If an employee has attained age 50 before the end of the calendar year, pretax contributions may be made at any time throughout the year up to an additional limit of $3,000 for 2004. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contributions plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers various mutual funds and a company stock fund. The Company contributes $2.33 for each $1 contributed by the participant up to the first 3% of compensation. Additional discretionary amounts may be contributed at the option of the Company. All Company contributions are invested in a portfolio of investments directed by the participant. Contributions are subject to certain limitations.

The Company elected to make safe harbor matching contributions in 2004 in accordance with statutory requirements. Participants will be entitled to receive safe harbor matching contributions if they make pre-tax contributions to the Plan in 2004. There is no change in the matching employer contribution formula.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the participant’s share of Company contributions and Plan earnings and losses net of mutual fund expenses. Allocations are based on participant earnings or account balances, as defined. The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004. As a result, most employees are now 100% vested in matching employer contributions made in prior years and in 2004. A five-year vesting schedule applies to employees who have terminated prior to January 1, 2004 and are not former Roberts Pharmaceutical Corp. Savings Plan participants.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.25% to 11.5%, which are commensurate with local prevailing rates as determined at the inception of each loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or substantially equal installments (monthly, quarterly, semi-annually or annually) over a period measured by reference to the life expectancy of the spouse or the joint and last survivor life expectancy of the participant or the participant’s spouse. Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity and a Qualified Joint and Survivor Annuity. Distributions are made in cash.

Expenses of the Plan—The Company pays certain administrative expenses of the Plan. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Forfeitures—Upon participant termination, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. After the earlier that such participant has received a distribution or incurred five consecutive one year breaks in service, forfeitures shall be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary. At December 31, 2004 forfeited non-vested accounts totaled $218,881.

Investments—Participants directed the investment of their contributions into various investment options offered by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation—The Plan’s investments, except for participant loans, are stated at fair value. Quoted market prices are used to value the Company stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in collective funds are valued at fair values as estimated by Fidelity (the “Trustee”). Participant loans are valued at cost which approximates fair value.

In accordance with Department of Labor regulations, realized and unrealized gains and losses are based on the value of investments as of the later of the beginning of the plan year or at the time of purchase, if purchased during the year, and are reflected currently in the statement of changes in net assets available for plan benefits.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

3.	INVESTMENTS

The Plan provides for investments in various investment securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for plan benefits as of December 31:

	2004

*Trustee—Fidelity	Shares	Market Value

Shire Pharmaceuticals Group, plc	238,567	$4,197,303
Fidelity Advisor Small Cap Fund	191,812	4,724,324
Fidelity Advisor Equity Growth Fund	85,714	3,917,993
Fidelity Advisor Equity Income Fund	137,907	3,906,906
Fidelity Advisor Diversified International Fund	230,956	4,286,538
Fidelity Advisor Mid Cap Fund	158,993	4,009,815
Fidelity Advisor Stable Value	2,692,223	2,692,223

	2003

*Trustee—Fidelity	Shares	Market Value

Shire Pharmaceuticals Group, plc	109,418	$3,178,593
Fidelity Advisor Small Cap Fund	157,455	3,139,648
Fidelity Advisor Equity Growth Fund	66,343	2,953,580
Fidelity Advisor Equity Income Fund	110,071	2,845,342
Fidelity Advisor Diversified International Fund	180,896	2,841,872
Fidelity Advisor Mid Cap Fund	112,686	2,525,285
Fidelity Advisor Stable Value	2,467,034	2,467,034
Fidelity Advisor Intermediate Bond Fund	118,203	1,334,511

*Denotes a party-in-interest.

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003

Mutual funds	$3,029,284	$5,240,863
Common stock	392,615	91,955
Collective investment funds	81,945	83,770

	$3,503,844	$5,416,588

4.	RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee. Fidelity is the trustee in 2004 as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in the Company’s stock. The Company is the plan sponsor and therefore, these transactions qualify as party-in-interest transactions. The Plan held 109,418 shares of the Company stock at a fair value of $3,178,593 at December 31, 2003. The Plan held 238,567 shares of the Company stock fund at a fair value of $4,197,303 at December 31, 2004. The Plan also makes loans to participants.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

Effective February 1, 2003, the Company restated the Plan in the form of the Advisor Retirement Connection Premium Service Retirement Plan Fidelity Basic Plan Document No. 12 and the Advisor Retirement Connection Premium Service Retirement Plan (Profit Sharing/401(k) Plan) Non- Standardized Adoption Agreement No. 001. The Fidelity Prototype received a favorable opinion letter on December 10, 2001. The Company has received a favorable determination letter from the IRS, dated June 17, 2004. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). As such, no provision for income taxes has been made in the accompanying financial statements.

On April 22, 2004, the Plan made a submission under the Voluntary Compliance Program (VCP) to the U.S. Internal Revenue Service (IRS) with respect to certain violations under Section 401(a)(17) of the Internal Revenue Code. The Plan identified that it failed to limit compensation for purposes of calculating matching contributions during the years 1998 through 2003. The Company has corrected the payroll system issues that caused the violations. The Company and the Plan offset 2004 matching contributions with the prior year excess contributions. The Company is currently waiting for a response from the IRS. Management believes the corrective actions taken are appropriate and any further findings will not be material to the Plan.

On April 22, 2004, the Plan received a notice of pending review from the U.S. Department of Labor. The review is on-going through the date of these financial statements. Management believes, subsequent to the VCP submission mentioned above, the Plan is being operated in accordance with all rules and regulations.

7.	PLAN SPONSOR RELOCATION

In December 2003, the Company announced its intention to move its U.S. headquarters to a location on the east coast of the U.S. The majority of employees at the headquarters in Newport, Kentucky, continue to be employed at least through 2004. The relocation of the U.S. headquarters could result in significant numbers of participants terminating from the Plan in 2005.

8.	SUBSEQUENT EVENT

On January 1, 2005, the Shire Pharmaceuticals Development (SPD) 401(k) plan was merged into the Plan. SPD is a related party of the Plan sponsor. Additionally, the name of the Plan was changed to the Shire Pharmaceuticals Inc. 401(k) Savings Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

1997 RESTATED SHIRE 401(K) SAVINGS PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS HELD (AT END OF YEAR) DECEMBER 31, 2004

IDENTITY OF ISSUER	DESCRIPTION	CURRENT VALUE

CASH—
* Shire Pharmaceuticals Group, plc	Interest Bearing Cash	$172,834

Total cash		172,834

MUTUAL FUNDS:
* Fidelity Investments	Fidelity Advisor Small Cap Fund	4,724,324
* Fidelity Investments	Fidelity Advisor Equity Growth Fund	3,917,993
* Fidelity Investments	Fidelity Advisor Equity Income Fund	3,906,906
* Fidelity Investments	Fidelity Advisor Diversified International Fund	4,286,538
* Fidelity Investments	Fidelity Advisor Mid Cap Fund	4,009,815
* Fidelity Investments	Fidelity Advisor Intermediate Bond Fund	1,684,452
* Fidelity Investments	Fidelity Advisor Dividend Growth Fund	1,525,321
* Fidelity Investments	Fidelity Prime Fund	272,038
* Fidelity Investments	Fidelity Advisor Government Investment Fund	328,518
* Fidelity Investments	Fidelity Advisor Growth and Income Fund	394,123
* Fidelity Investments	Fidelity Advisor Global Equity Fund	227,065
Janus Capital Corporation	Janus Advisor Balanced Fund	1,807,207
Credit Suisse Asset Management	Credit Suisse Small Capital Value Fund	559,294
AIM Investments	AIM Basic Value Fund	807,337
State Street Research and Management	State Street Research Mid Capital Value Fund	606,259

Total mutual funds		29,057,190

CORPORATE STOCK—
* Shire Pharmaceuticals Group, plc	Corporate Common Stock	4,197,303

COLLECTIVE INVESTMENT FUND—
* Fidelity Investments	Fidelity Advisor Stable Value	2,692,223

Total investments		36,119,550

* PARTICIPANT LOANS	Loans ranging from 1 to 5 years maturity with
	interest rates ranging from 5.25% to 11.5%	497,218

TOTAL ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 2004		$36,616,768

*Denotes party-in-interest.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1997 Restated Shire 401(k) Savings Plan and
Trust

(Name of Plan)

Date June 28, 2005	/s/ Scott G. Applebaum

Scott G. Applebaum/SVP – Associate General
Counsel/Member,
Investment Advisory Committee

/s/ Jeffrey V. Poulton

Jeffrey V. Poulton/VP, Therapeutic
Area Finance/Member, Investment Advisory
Committee